File #: 0-12600

FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

for the month of May, 2005

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:

May 13, 2005

By: Signed "Cameron Hunter"*

Cameron Hunter

Acting Chief Financial Officer

*The only change made for this filing.

NEWS RELEASE

For Immediate Release

Norsat Appoints Joseph Caprio, Former Colgate University Dean, and Renowned U.K. based Telecom Lawyer Christopher Hoyle to Board of Directors

(Vancouver, Canada) May 3, 2005, 11:00 PM, EST - Norsat International Inc. (TSX - NII.TO; OTC BB - NSATF.OB) announced today that it has appointed Joseph Caprio, a former Dean at Colgate University, and Christopher Hoyle, a renowned U.K.-based telecommunications lawyer, to the Company's Board of Directors following the resignation of Brian Nixon on Monday, May 2nd.

"We thank Brian for his service as a satellite industry expert, successful entrepreneur and a very diligent member of the Board and as the Chair of our Audit Committee who has helped the Company emerge much stronger," said Ugo Doninelli, a Director and the Chairman of the Advisory Board of the Company.

"We are excited about the next phase of the Company's growth. We will need to address a new set of challenges in the next phase that I believe reflect the strengths of the new Board members. Yesterday, we added Dan Dixon, an accomplished individual with a strong government relations and international background. This is an expertise which we will be drawing on as we grow the organization," added Ugo Doninelli, who has been a Director of Norsat for 20 years.

"Today, we added Mr. Caprio, a former Dean at Colgate University and a recognized organizational development expert who has helped develop strong, successful organizations. We also welcome Christopher Hoyle, a renowned UK-based telecommunications lawyer, who has both a good understanding of opportunities presented by deregulation and a strong international network within various governments in Europe, Middle East and Africa" added George King, Chairman of the Board of Directors of the Company.

Mr. Joseph M. Caprio has 35 years of experience as a Dean at Colgate University, a management consultant and the operating officer of entrepreneurial businesses. Mr. Caprio is a strong proponent of the participative management philosophy of the American Management Association and has counseled a number of successful organizations.  Mr. Caprio holds a BS degree in management from the University of Rhode Island, Kingston, RI and an MA degree from Colgate University, Hamilton, NY.

Mr. Christopher Hoyle is an internationally recognized expert in telecommunications, reform and deregulation, and IT law. He has extensive experience in advising carriers and governments. Mr. Hoyle's career has included service as an in-house legal advisor to IBM (UK) and more recently as a partner at a major London-based law firm. Previously, he was a partner at McGrigors, formerly KLegal, the legal arm of KPMG. Mr. Hoyle holds a Masters degree in Law from Cambridge University, an LLB (Hons) degree in Law from the University of Canterbury, New Zealand and a Diploma in Intellectual Property Law from the University of London.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets satellite products for high-speed data transmission.  For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries around the world. Norsat's latest innovation is the Norsat OmniLink(tm) line of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent.

Forward Looking Statements

Statements in this release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially.  Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

More Information Contact

George King	Norsat International Inc.
Chairman Phone: 604-292-9000 Fax: 604-292-9011 E-mail: gking@norsat.com	300 - 4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9 www.norsat.com

NEWS RELEASE

For Immediate Release

Norsat Positions for Growth: Names George King as New Board Chairman; Appoints Dan Dixon to the Board

(Vancouver, Canada) May 3, 2005, 9:30 AM, EST - Norsat International Inc. (TSX - NII.TO; OTC BB - NSATF.OB) announced today that George King has been appointed as the Company's new Chairman of the Board following the resignation of Ken Crump on Friday.  The Company also appointed Dan Dixon to the Company's Board of Directors.

"We would like to salute Ken for the work that he did in helping guide the company through the turnaround stage. Clearly, we are entering a new phase of the company's growth and the Company stands to benefit from the high standards of corporate governance Ken instituted here," said George King.

Mr. Dan Dixon has been appointed to the company's Board of Directors.   With over 20 years of experience in senior management, government and public affairs, business development, private and public financing, international business, investor relations and law, Mr. Dixon brings to Norsat considerable multi-disciplined expertise.  Mr. Dixon's distinguished career includes serving as a founding director of Cambridge Partners, LLC; as the International Counsel, Investment Advisor, and General Securities Principal for the Seattle-based law firm Foster Pepper & Shefelman; and as the head of a subsidiary company of Foster Pepper & Shefelman.  Mr. Dixon also co-founded and chaired the successful Internet company, iCopyright, Inc. and served as Chairman of the Board of BioLab, Inc.  Earlier in his career, Mr. Dixon served as Alaska's first Director of International Trade and Investment.  Since 2003, he has been a Director on the Board of Advisors for the Seattle Heart and Vascular Institute, Seattle Heart Alliance.

Mr. Dixon graduated from the University of San Francisco School of Law, Juris Doctor Program. In addition, he holds a Bachelor of Arts degree in Anthropology from Oberlin College.  Mr. Dixon has served as Director of Seattle's CityClub and the Washington/China Relations Council and has taught at Nagoya National University in Nagoya, Japan.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets satellite products for high-speed data transmission.  For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries around the world. Norsat's latest innovation is the Norsat OmniLink(tm) line of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent.

Forward Looking Statements

Statements in this release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially.  Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

More Information Contact

George King	Norsat International Inc.
Chairman Phone: 604-292-9000 Fax: 604-292-9011 E-mail: gking@norsat.com	300 - 4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9 www.norsat.com